02 March 2015

National Grid Publishes Newsletter Including General Business Updates

National Grid’s Investor Relations team has today published the first of an ongoing programme of news updates to help investors, analysts and other stakeholders stay up to date on recent announcements and activities of National Grid.

The news update can be accessed through the company’s web-site, mobile app and by registering with the company for email updates.

Key items of news in this update include:
- - - -
Overview of winter reliability and storm performance to date
 Joint venture formed to invest in UK-Belgium interconnector
 Update on US regulatory filings and partnerships
 Updated on share buyback programme

In addition, the news update provides information on recent publications and presentations, forthcoming opportunities for investor meetings, including conference attendance, and results dates.

Technical guidance is not being updated at this time.

Commenting on the news update, Andrew Bonfield, Finance Director said:

“When we announced the end of interim management statements for National Grid in January, we said we would keep the market informed with appropriate and timely information on developments for the Group. These news updates will do just that, providing a proportionate and clear understanding of recent developments with more flexibility around timing and format to better serve the needs of our stakeholders compared to previous quarterly reporting requirements. They will enable us as a management team to sustain a constructive and open dialogue with the market on matters concerning National Grid, our industry and the wider communities in which we operate. Our full year and half year results remain the key events in our financial calendar with our 2014/15 results on 21 May 2015.”

To go to the news update, please access: http://investors.nationalgrid.com/

CONTACTS

Investors
John Dawson	+44 20 7004 3170
Andy Mead	+44 20 7004 3166
George Laskaris	+1 917 375 0989 (m)
Victoria Davies	+44 20 7004 3171
Tom Hull	+1 917 524 4099 (m)
Michael Ioanilli	+44 20 7004 3006

Media
National Grid
Chris Mostyn	+44 20 7004 3149

Brunswick
Emma Walsh	+44 20 7404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change or due to unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation projects (including the US financial system and controls); and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments and grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 167 to 169 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.